SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of Q2 2017 Earnings Presentation.

2nd QUARTER 2017 EARNINGS WEBCAST August 09, 2017

DISCLAIMER Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.

CONTENTS Q2 2017 Results Financial Situation Summary 01 02 03

Q2 2017 RESULTS HIGHLIGHTS Revenues of Ps 60.2 billion (+14%) Adj. EBITDA(1) of Ps 16.2 billion (-5.8%) Net Income of Ps 0.3 billion Total hydrocarbon production was down 4.2% Total Capex of Ps 13.0 billion (-10.1%) See description of Adj. EBITDA in footnote (2) on page 5 Operating cash flow of Ps 13.0 billion (+96%)

Q2 2017 RESULTS RESULTS EXPRESSED IN US DOLLARS Revenues (1) (in millions of USD) Adj. EBITDA decreased by 14.8% despite a 3.1% increase in revenues; Ps 1.5 billion one-off gain in Q2 2016 due to the deconsolidation of Maxus explains most of the decline. YPF financial statement values in IFRS converted to USD using the average exchange rate of Ps 14.18 and Ps 15.68 per U.S $1.00 for Q2 2016 and Q2 2017, respectively. Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income gains (losses) on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of property, plant and equipment + Amortization of intangible assets + Unproductive exploratory drilling. Adj. EBITDA (1) (2) (in millions of USD) Operating Income (1) (in millions of USD) +3.1% -14.8% -41.1%

Q2 2017 RESULTS OPERATING INCOME Operating Income decreased by 34.8%, mainly driven by lower crude oil production affecting the Upstream segment. Operating Income (in millions of Ps)

Q2 2017 RESULTS OPERATING INCOME Revenue increased by 14%. Cash costs(1) increased 19%, but Purchases were up 32.8%. Operating Income (in millions of Ps) Cash costs includes costs of production and purchases but exclude depreciation and amortization. Includes variations in value of inventory (2)

Q2 2017 RESULTS UPSTREAM Upstream Operating Income recorded a loss of USD 884 million, as Revenues were down due to lower production and higher costs (although below inflation). Operating Income (in millions of Ps) Other expenses include: Ps 700 million of Purchases, Ps -556 million of Other expenses and Ps 243 million of SG&A. (1)

Q2 2017 RESULTS PRODUCTION Crude oil production (Kbbl/d) Total production was down 4.2%. Crude oil production was affected by severe weather conditions and labor conflicts in Q2 2017. Natural gas production (Mm3/d) Total production (Kboe/d) -10.1% -0.5% -4.2%

Q2 2017 RESULTS SHALE OIL & GAS UPDATE Loma Campana horizontal 1,500 meter type well cost (in millions of USD) Net Shale O&G production (Kboe/d) 577 PRODUCING WELLS * Total operated production (Loma Campana + El Orejano + Bandurria+ La Amarga Chica+ Narambuena + Bajo del Toro+ Bajada de Añelo) 22 NEW WELLS IN Q2 2017 67.4* KBOE/D Q2 2017 SHALE GROSS PRODUCTION Total Vaca Muerta frac stages (monthly average) (1)  Preliminary figures. Total final cost to be determined based on result of final real non-material charges compared to provisioned charges. (2 wells) (3 wells) (29 wells) (56 wells) (5 wells) (12 wells)

Q2 2017 RESULTS SHALE OIL & GAS UPDATE First 2 wells with 2,500m long laterals successfully completed. One with 32 frac stages and the other with 30, both in Loma Campana. Starting hydraulic stimulation in the first pad of 6 wells in line with 2,000m long laterals in El Orejano. Drilled well in El Orejano with the longest lateral length in Vaca Muerta of 2,715m in less than 28 days. Starting hydraulic stimulation in Rincón del Mangrullo and La Ribera pilot wells, and drilling in Bajada de Añelo, Bandurría Sur and Aguada de la Arena. Testing geosteering while drilling 2 wells in Loma Campana.

Q2 2017 RESULTS TIGHT GAS DEVELOPMENTS Tight Gas Net Production* - Mm3/d Tight gas production represented 31% of total natural gas production in Q2 2017. 8 new wells in Aguada Toledo, 4 in Rincón del Mangrullo and 9 in Estación Fernández Oro. * Tight producing blocks (Aguada Toledo-Sierra Barrosa + Rincón del Mangrullo + Estación Fernández Oro + Río Neuquén + Aguada de la Arena + Al Norte de la Dorsal + Al Sur de la Dorsal + Lindero Atravesado + Aguada Pichana + Anticlinal Campamento)

Q2 2017 RESULTS DOWNSTREAM Downstream Operating Income increased 1.8%. Revenues increased by 10% due to strong sales volumes and slightly higher prices, while costs increased by 10.7% in line with the depreciation of the Argentine peso. Operating Income (in millions of Ps) (1) Includes product stock variations (1)

Q2 2017 RESULTS DOWNSTREAM PERFORMANCE Domestic sales of refined products (Km3) Crude processed (kbbl/d) Sales volumes increased by 1.1% due to higher volumes sold of gasoline and others, mainly asphalts, that more than offset lower volumes sold of diesel and fuel oil. Refinery output increased by 2.2%. +2.2% +1.1% +8.9% -4.1%

Q2 2017 RESULTS REFINED PRODUCTS DEMAND Monthly Diesel Sales (Km3) Monthly Gasoline Sales (Km3) Strong gasoline demand pushed volumes sold up 8.9%, while diesel demand decline in the power generation market more than offset otherwise strong demand. 54.8% Gasoline Market Share 2016 56.1% Diesel Market Share 2016 55.4% 2017 57.2% 2017 56.8% 2015 58.5% 2015 + 0.8% -4.1% +8.9%

Q2 2017 RESULTS GAS & POWER UPDATE Tucumán project expected to add 270 MW in the first half of 2018 Loma Campana I and II projects expected to add 205 MW in 2nd half of 2017 Wind farm expected to add 50 MW in Q1 2018 and reach 100 MW in Q2 2018 Expected to participate in today’s new power auction Making progress to incorporate an equity partner

CAPEX Breakdown Capex was down 18.7% in USD terms and 10.1% in Argentine peso terms, mostly due to reduced activity in the Upstream segment and, to a lesser extent, in the Downstream segment. -10.1% (in millions of Ps) Downstream Upstream Progress on the revamping of the Topping III Unit in our Luján de Cuyo refinery 14,498 13,029 Activity breakdown: 71% in drilling and workovers, 25% in facilities and 4% in exploration and other upstream activities. Gas & Power Progress in Loma Campana I and II, Manantiales Behr and Tucumán new projects

CONTENTS Q2 2017 Results Financial Situation Summary 01 02 03

FINANCIAL SITUATION Cash flow from operations (in million of Ps) Consolidated statement of adjusted cash flows (in million of Ps) Strong cash position at the end of Q2 2017; solid operating cash flow due to an improvement in working capital. Second straight quarter of positive free cash flow before interest. Includes cash & cash equivalents, including Argentine sovereign bonds BONAR 2020 and BONAR 2021. Includes effect of changes in exchange rates and revaluation of investments in financial assets. Effective spending in fixed asset acquisitions during the year. +96.3% (1) (1) (2) (3)

FINANCIAL SITUATION Financial debt amortization schedule (1) (2) (in millions of USD) Cash position strengthened by solid operating cash flow generation in Q2 2017. Leverage ratio within the 2x area guidance. Consolidated figures as of June 30, 2017. Converted to USD using the June 30, 2017 exchange rate of Ps 16.58 to U.S $1.00. Includes cash & cash equivalents, including Argentine sovereign bonds BONAR 2020 and BONAR 2021. Net debt to Adj. EBITDA calculated in USD. Net debt calculated using end of period exchange rate of Ps 16.58 to U.S $1.00 and Adj. EBITDA LTM calculated as sum of quarters. USD denominated debt Peso denominated debt 73.2% denominated in USD and 26.8% in Argentine Pesos Average interest rates of 7.83% in USD and 22.24% in Pesos Average life of almost 4.0 years Net Debt / Adj. EBITDA LTM(3)(4) = 1.98x (3)

CONTENTS Q2 2017 Results Financial Situation Summary 01 02 03

SUMMARY Strong demand for fuels is evidence of recovering economy Soft fuel prices in the quarter; important increase in July Recent improvement in Vaca Muerta completion services should result in further development cost reduction Complicated quarter for oil production but gas is still strong; expect a 3.5% decline in full year 2017 production Operating Cash Flow outpaced Capex; stable leverage Cost structure evolving well below inflation

2nd Quarter Earnings Webcast Questions and Answers

2nd QUARTER 2017 EARNINGS WEBCAST August 09, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 9, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer